CONSENT OF AMEC INTERNATIONAL INGENIERÍA Y CONSTRUCCIÓN LIMITADA

Reference is made to the mineral resource estimate on the Caspiche Property prepared by AMEC International Ingeniería y Construcción Limitada ("AMEC") for Exeter Resource Corporation (the "Technical Report").
I hereby consent to the inclusion of references to AMEC's name and references to, and information derived from, the mineral resource estimate prepared by AMEC, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

On behalf of AMEC International Ingeniería y Construcción Limitada

Dated this 31st day of March, 2011.

Name: *Luis A. Garrido*